UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 24, 2015

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Result of AGM - dated 24 April 2015

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 24, 2015

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 24, 2015
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

BARCLAYS PLC
                                                                                                                                                                                                                                                        23 April 2015
Barclays PLC Annual General Meeting A poll was held on each of the resolutions proposed at the Annual General Meeting on 23 April 2015. The results of the polls are:
Resolutions		For	% of votes cast	Against	% of votes cast	Votes cast as % of Issued Share Capital	Withheld
1	To receive the Reports of the Directors and Auditors and the audited accounts for the year ended 31 December 2014.	11,551,575,266	98.70	152,697,545	1.30	69.89%	36,436,194
2	To approve the Directors' Remuneration Report (other than the part containing the abridged Directors' Remuneration Policy) for the year ended 31 December 2014.	11,385,216,004	97.50	291,926,107	2.50	69.73%	63,613,057
3	To appoint Crawford Gillies as a Director of the Company.	11,599,933,356	99.71	34,026,893	0.29	69.47%	105,096,842
4	To appoint John McFarlane as a Director of the Company.	11,660,405,295	99.51	57,872,061	0.49	69.98%	20,756,999
5	To reappoint Mike Ashley as a Director of the Company.	11,582,098,612	98.84	136,317,567	1.16	69.98%	20,662,949
6	To reappoint Tim Breedon as a Director of the Company.	11,705,242,168	99.89	13,115,441	0.11	69.98%	20,721,171
7	To reappoint Reuben Jeffery III as a Director of the Company.	11,682,261,354	99.69	36,012,831	0.31	69.98%	20,783,113
8	To reappoint Antony Jenkins as a Director of the Company.	11,704,813,232	99.89	13,348,707	0.11	69.98%	20,874,081
9	To reappoint Wendy Lucas-Bull as a Director of the Company.	11,684,484,075	99.71	33,927,882	0.29	69.98%	20,667,171
10	To reappoint Tushar Morzaria as a Director of the Company.	11,684,481,514	99.71	33,816,663	0.29	69.98%	20,737,830
11	To reappoint Dambisa Moyo as a Director of the Company.	11,683,170,473	99.70	34,993,767	0.30	69.98%	20,889,102
12	To appoint Frits van Paasschen as a Director of the Company.	11,704,892,429	99.89	13,407,413	0.11	69.98%	20,777,786
13	To reappoint Sir Michael Rake as a Director of the Company.	11,662,815,431	99.53	55,325,089	0.47	69.98%	20,895,839
14	To appoint Steve Thieke as a Director of the Company.	11,704,887,028	99.89	13,466,887	0.11	69.98%	20,725,213
15	To reappoint Diane de Saint Victor as a Director of the Company.	11,705,270,393	99.89	13,158,608	0.11	69.98%	20,650,128
16	To reappoint PricewaterhouseCoopers LLP as Auditors of the Company.	11,638,937,794	99.31	80,965,100	0.69	69.99%	20,828,509
17	To authorise the Directors to set the remuneration of the Auditors.	11,662,106,189	99.52	56,549,340	0.48	69.98%	20,403,854
18	To authorise the Company and its subsidiaries to make political donations and incur political expenditure.	10,370,881,181	97.91	220,996,024	2.09	63.25%	1,148,858,364
19	To authorise the Directors to allot securities.	10,372,278,292	88.52	1,345,636,210	11.48	69.97%	21,122,967
20	To authorise the Directors to allot equity securities for cash or to sell treasury shares other than on a pro rata basis to shareholders.	11,324,914,728	96.65	393,051,973	3.35	69.97%	21,091,790
21	To authorise the Directors to allot equity securities in relation to the issuance of contingent Equity Conversion Notes.	11,600,056,941	98.98	118,950,683	1.02	69.98%	21,702,840
22	To authorise the Directors to allot equity securities for cash other than on a pro rata basis to shareholders in relation to the issuance of contingent Equity Conversion Notes.	11,142,183,862	95.08	577,020,053	4.92	69.98%	21,527,488
23	To authorise the Company to purchase its own shares.	11,710,005,590	99.92	9,268,587	0.08	69.98%	19,763,376
24	To authorise the Directors to call general meetings (other than an AGM) on not less than 14 clear days' notice.	10,743,450,077	91.67	976,656,502	8.33	69.99%	20,603,882

Sir David Walker and Sir John Sunderland retired at the 2015 Barclays PLC Annual General Meeting and did not seek re-election.  Sir David Walker and Sir John Sunderland therefore resigned from the Boards of Barclays PLC and Barclays Bank PLC at the conclusion of the meeting.

As at 6.00pm on Tuesday 21 April 2015, the time by which shareholders who wanted to attend, speak and vote at the AGM must have been entered on the Company's register of members, there were 16,746,062,406 ordinary shares in issue. 627 shareholders or persons representing shareholders attended the meeting.  Shareholders are entitled to one vote per share.  Votes withheld are not votes and, therefore, have not been counted in the calculation of the proportion of votes for and against a resolution.

In accordance with Listing Rule 9.6.2, copies of the resolutions that do not constitute ordinary business at an annual general meeting will be submitted to the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do.

For further information please contact:

ANALYSTS AND INVESTORS
Charles Rozes                       +44 (0)20 7116 5752

MEDIA

Will Bowen                           +44 (0)20 3134 7744

About Barclays
Barclays is an international financial services provider engaged in personal, corporate and investment banking, credit cards and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With 325 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the Transform Programme and Group Strategy Update, run-down of assets and businesses within Barclays Non-Core, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under IFRS, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of the Group; the potential for one or more countries exiting the Eurozone; the impact of EU and US sanctions on Russia; the implementation of the Transform Programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group's control. As a result, the Group's actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Additional risks and factors are identified in our filings with the SEC including our Annual Report on Form 20-F for the fiscal year ended 31 December 2013, which are available on the SEC's website at http://www.sec.gov; and in our Annual Report for the fiscal year ended 31 December 2014, which is available on the Barclays Investor Relations website at www.barclays.com/investorrelations.
Any forward-looking statements made herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (the LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays' expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the SEC, including the 2014 20-F.